

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2011

Steven J. Wagenheim
President and Chief Executive Officer
Granite City Food & Brewery Ltd.
5402 Parkdale Drive, Suite 101
Minneapolis, MN 55416

> **Re: Granite City Food & Brewery Ltd.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed March 17, 2011**
> **File No. 000-29643**

Dear Mr. Wagenheim:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John Dana Brown
Attorney-Advisor

cc: Via facsimile: (612) 977-8650
Brett D. Anderson, Esq.
Avron L. Gordon, Esq.
Briggs and Morgan